Exhibit 99.1

FOR RELEASE ON TUESDAY, OCTOBER 13, 2020, AT 8:01 A.M. ET

Gamida Cell and Be The Match BioTherapies® Expand Strategic Collaboration

– Organizations to work together to integrate Be The Match BioTherapies’ existing cell therapy infrastructure to manage the supply chain for potential commercialization of omidubicel –

BOSTON, Mass. and MINNEAPOLIS, Minn., October 13, 2020 – Gamida Cell Ltd. (Nasdaq: GMDA), a leading cellular and immune therapeutics company, and Be The Match BioTherapies®, an organization offering solutions for companies developing and commercializing cell and gene therapies, today announced an expansion of their existing strategic collaboration for omidubicel, Gamida Cell’s advanced cell therapy in Phase 3 clinical development as a potentially life-saving treatment option for patients in need of an allogeneic hematopoietic stem cell (bone marrow) transplant. The broadened agreement represents an important step in both organizations’ patient access efforts and in Gamida Cell’s preparation for potential approval by the U.S. Food and Drug Administration (FDA).

The original partnership agreement between the organizations focused on the omidubicel development program and leveraged a wide range of Be The Match BioTherapies’ capabilities and services. This included providing cellular source material from the Be The Match Registry®, which offers the most ethnically diverse listing of potential donors and umbilical cord blood units in the world, with 22 million potential donors and more than 300,000 umbilical cord blood units, as well as cell therapy supply chain and logistics management services. In building upon the existing collaboration, Gamida Cell will work through Be The Match BioTherapies for the ordering and supply of cord blood units, which serve as the starting material for omidubicel. The expanded agreement is designed to provide a smooth process throughout the omidubicel therapy supply chain.

“Gamida Cell’s work to bring a new stem cell graft source to patients aligns with our core mission to help organizations deliver cellular therapies that can save more lives and improve the quality of life for patients,” said Amy Ronneberg, chief executive officer of the National Marrow Donor Program®/Be The Match® and Be The Match BioTherapies®. “We’re delighted to expand upon our collaboration to more fully leverage our infrastructure and technology to support the advancement of Gamida Cell’s efforts to seamlessly bring omidubicel to patients in clinical and commercial settings. Gamida Cell’s efforts to make stem cell transplant more accessible to patients could be particularly impactful for patients who do not have a matched donor of suitable age.”

“Be The Match BioTherapies is a respected leader in cell therapy and has an extensive history of assuring broad transplant access through the delivery of source material, globally, for patients in need of a transplant,” stated Michele Korfin, chief operating and commercial officer of Gamida Cell. “Deepening our collaboration represents an important step for Gamida Cell as the company increases its focus on potentially bringing omidubicel to patients in the commercial setting after reporting that omidubicel met its primary endpoint and all three secondary endpoints in our randomized, multi-center Phase 3 study. We look forward to our continued collaboration with Be The Match BioTherapies to ensure that we have an efficient and reliable cell therapy supply chain that can provide a positive experience for transplant teams and their patients.”

In May, Gamida Cell reported that its Phase 3 study of omidubicel met its primary endpoint, demonstrating a highly statistically significant reduction in time to neutrophil engraftment, a key milestone in recovery from a stem cell transplant. Additionally, in October, Gamida Cell reported that all three secondary endpoints for the study related to platelet engraftment, infections and hospitalizations demonstrated statistical significance. Gamida Cell expects to begin submitting the biologics license application for omidubicel to the FDA on a rolling basis in the fourth quarter of 2020.

Despite the curative potential of bone marrow transplants, it is estimated that more than 40 percent of eligible patients in the U.S. do not receive one for various reasons, including difficulty in finding a matched donor. Omidubicel is designed to potentially serve as a universal alternative to existing donor sources for bone marrow transplant.

About Omidubicel

Omidubicel is an advanced cell therapy under development as a potential life-saving allogeneic hematopoietic stem cell (bone marrow) transplant solution for patients with hematologic malignancies (blood cancers). In clinical studies (NCT01816230 and NCT02730299), omidubicel demonstrated rapid and durable time to engraftment and was generally well tolerated. Omidubicel is also being evaluated in a Phase 1/2 clinical study in patients with severe aplastic anemia (NCT03173937). The aplastic anemia investigational new drug application is currently filed with the FDA under the brand name CordIn®, which is the same investigational development candidate as omidubicel. For more information on clinical trials of omidubicel, please visit www.clinicaltrials.gov.

Omidubicel is an investigational therapy, and its safety and efficacy have not been evaluated by the U.S. Food and Drug Administration or any other health authority.

About Gamida Cell

Gamida Cell is an advanced cell therapy company committed to cures for patients with blood cancers and serious blood diseases. We harness our cell expansion platform to create therapies with the potential to redefine standards of care in areas of serious medical need. For additional information, please visit www.gamida-cell.com or follow Gamida Cell on LinkedIn or Twitter at @GamidaCellTx.

About Be The Match BioTherapies

Be The Match BioTherapies is the only cell and gene therapy solutions provider with customizable services to support the end-to-end cell therapy supply chain. Backed by the industry-leading experience of the National Marrow Donor Program (NMDP)®/Be The Match®, and a research partnership with the CIBMTR® (Center for International Blood and Marrow Transplant Research®), the organization designs solutions that advance the development of cell and gene therapies across the globe.

Be The Match BioTherapies is dedicated to accelerating patient access to life-saving cell and gene therapies by providing high-quality cellular source material from the Be The Match Registry®, the world’s largest and most diverse registry of more than 22 million potential blood stem cell donors and more than 300,000 umbilical cord blood units. Through established relationships with apheresis, marrow collection and transplant centers worldwide, the organization develops, onboards, trains and manages expansive collection networks to advance cell therapies. Be The Match BioTherapies uses a proven integrated model of both cell therapy supply chain and logistics managers, complimented by regulatory compliance experts to successfully transport and deliver life-saving therapies across the globe. Through the CIBMTR, Be The Match BioTherapies extends services beyond the cell therapy supply chain to include long-term follow-up tracking for the first two FDA-approved CAR-T therapies.

For more information, visit www.BeTheMatchBioTherapies.com or follow Be The Match BioTherapies on LinkedIn or Twitter at @BTMBioTherapies.

Gamida Cell Forward Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including with respect to the effect on any cell therapy supply chain or Gamida Cell’s anticipated timing regulatory filing submissions for omidubicel, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the ongoing global COVID-19 pandemic and manufacturing, clinical, scientific, regulatory and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in the Risk Factors section and other sections of Gamida Cell’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC) on February 26, 2020, and other filings that Gamida Cell makes with the SEC from time to time (which are available at http://www.sec.gov), the events and circumstances discussed in such forward-looking statements may not occur, and Gamida Cell’s actual results could differ materially and adversely from those anticipated or implied thereby. Any forward-looking statements speak only as of the date of this press release and are based on information available to Gamida Cell as of the date of this release.

Gamida Cell Contacts:

Jaren Irene Madden

jaren@gamida-cell.com

1-617-286-6264

Matthew Corcoran
Ten Bridge Communications

1-617-866-7350

mcorcoran@tenbridgecommunications.com

Be The Match BioTherapies Contact:

Stephanie Simon

Ten Bridge Communications

1-617-581-9333

stephanie@tenbridgecommunications.com

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